[METALINK LOGO]



Ofer Lavie                                     Ranen Cohen-Orgad
Chief Financial Officer                        Director of Investor Relations
Metalink Ltd.                                  Metalink Ltd.
Tel:  972-9-9605302                            Tel:   972-9-9605450
Fax: 972-9-9605544                             Fax:  972-9-9605399
ofer@metalinkBB.com                            ranenc@metalinkBB.com



                     METALINK REPORTS THIRD QUARTER RESULTS



Yakum, Israel, October 27, 2004 - Metalink Ltd. (NASDAQ: MTLK), a global provider and developer of high performance wireline and wireless broadband communication silicon solutions, today announced results for the third quarter ended September 30, 2004.

For the third quarter ended September 30, 2004, Metalink reported revenue of $5.1 million, a decrease of 15% compared to $6.0 million for the second quarter of 2004, and a 47% increase compared to $3.5 million for the third quarter of 2003.

Metalink reported a loss of $3.5 million, or $0.18 per share, for the third quarter of 2004, compared to a loss of $2.9 million, or $0.15 per share, for the second quarter of 2004, and a loss of $3.4 million, or $0.18 per share, for the third quarter of 2003.

The Company's cash, cash equivalents, short-term and long-term investment position at the end of the third quarter of 2004 was $56.6 million, compared to $58.5 million at the end of the second quarter of 2004 and $62.9 million at the end of the third quarter of 2003.


"On September 27, 2004, we reduced our third quarter revenue guidance to a range of $4.7 million to $5.0 million. We have been able to surpass this guidance, due to additional turn business from Korea. We are pleased that we were able to report improved gross margins of approximately 45%, up from 42% in the previous quarter. Revenues for the quarter reflect record revenues from Korea, slower seasonal demand for our symmetric DSL chip-sets in Europe, and the previously announced unexpected delays from Japan as a result of trial extensions," said Tzvi Shukhman, Metalink's Chairman and CEO.

"While we were disappointed with the extension of the trials in Japan, we have been encouraged by a requirement to immediately ship 10,000 VDSL ports to support a Japanese operator that has decided to move from trials stage to initial deployment. We are cautiously optimistic that additional operators will similarly make the move from trials stage to deployment, a move that has the potential to become a significant growth engine for Metalink."


"Although we remain dependent upon turn business, we believe that our fourth quarter revenues have the potential to improve compared to current quarter as a result of:
o Increased seasonal demand for our symmetric DSL business in Europe;
o Increased revenues in Korea, where Metalink is currently the only chip-set vendor shipping Long-Reach VDSL; and
o Shipments to Japan as operators shift from trials stages to deployment,"

said Mr. Shukhman.

Mr. Shukhman continued, "We are very pleased with our progress in the development of our Wireless LAN product (WLANPlusTM) and we are getting closer to samples availability. Metalink's WLANPlus incorporates cutting-edge technologies such as MIMO signal processing and advanced LDPC coding and is draft-compliant with the emerging 802.11n IEEE standard. Metalink's WLANPlus chip-set is designed to enable unmatched speeds exceeding 250Mbps, a five-to-ten-fold improvement over the currently available WLAN technologies. We are receiving very positive market indications for our technology in applications supporting reach content Multi-Media Wireless LAN as well as Next Generation Residential Gateways.

Metalink is positioning itself to become a leading provider of silicon enabling true broadband experience. The continued acceptance of our cutting-edge product offerings - in both the DSL access market as well as the Home WLAN distribution market - make us optimistic with respect to the long-term growth prospects of our company," concluded Mr. Shukhman.

About Metalink

Metalink Ltd. is a global provider and developer of high performance wireline and wireless broadband communication silicon solutions for telecommunication, networking and home broadband equipment makers. Metalink's silicon solutions address key elements of the "broadband home" market through cost-effective, very high-speed delivery of broadband applications over public, home and enterprise networks.

Metalink's carrier broadband DSL products enable network operators to offer broadband services over any copper infrastructure. Leading OEMs and operators in Asia, North America and Europe have chosen to deploy Metalink's VDSL, SHDSL, and HDSLx products. Metalink's VDSL product line includes VDSLPlusTM, the best performing technology for delivery of 100 Mbps over traditional telephony-grade copper, and Total-VDSLTM, the most scalable DSL technology enabling performance of over 50 Mbps at short reach and up to 5 km DSL service. Metalink's VDSL products are fully compliant with the recently adopted ITU-T G.993.1-2004 VDSL recommendation.

Metalink's broadband home products address key elements of delivering a new broadband experience to and in the home environment. The products address advanced services and home distribution. WLANPlusTM - a MIMO-based high-throughput Wireless LAN technology, is designed to comply with the emerging 802.11n standard and enables speeds exceeding 250 Mbps. A wire-speed residential gateway addressing service providers' need to offer a full service set to their broadband subscribers complements the home products offering. Metalink, a fabless semiconductor company, is headquartered in Yakum, Israel and has subsidiaries in Folsom, California, in Seoul, South Korea, and in Tokyo Japan, and offices in Atlanta, Georgia. Further information is available at http://www.MetalinkBB.com.

This press release contains "forward looking" information within the meaning of the United States securities laws that involve risks and uncertainties that could cause actual results to differ materially from those in the forward looking statements. Additional factors that could cause actual results to differ materially from these forward-looking statements are set forth from time to time in Metalink's filings with the Securities and Exchange Commission, including Metalink's Annual Report in Form F-20. Readers are cautioned not to place undue reliance on forward-looking statements. The Company undertakes no obligation to republish or revise forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrences of unanticipated events. The Company cannot guarantee future results, events, and levels of activity, performance, or achievements.

                                  METALINK LTD.

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                           Three months ended                   Nine months ended
                                                              September 30,                       September 30,
                                                         2004              2003              2004               2003
                                                               (Unaudited)                             (Unaudited)
                                                      (U.S. dollars in thousands, except share and per share data)

-------------------------------------------------------------------------------------------------------------------
Revenues                                             $5,095          $  3,468            $16,417          $ 10,261

Cost of revenues:
  Costs and expenses                                  2,667             1,860              8,480             5,409
    Royalties to the Government
          of Israel                                     149                99                464               273
              Total cost of revenues                  2,816             1,959              8,944             5,682


      Gross profit                                    2,279             1,509              7,473             4,579

Operating expenses:
    Gross research and development                    4,681             3,916             13,637            12,100
    Less - Royalty bearing and other grants             799               749              2,623             2,439
    Research and development, net                     3,882             3,167             11,014             9,661

    Selling and marketing                             1,575             1,432              4,699             4,346
    General and administrative                          614               606              1,808             1,983
    Non-cash compensation                                28               135                192               489
            Total operating expenses                  6,099             5,340             17,713            16,479


      Operating loss                                 (3,820)           (3,831)           (10,240)          (11,900)

Interest income, net                                    350               400              1,036             1,314

Net loss                                           $ (3,470)         $ (3,431)          $ (9,204)        $ (10,586)

Loss per ordinary share:
Basic                                                 $    (0.18)       $    (0.18)         $ (0.48)          $ (0.57)
Diluted                                               $    (0.18)       $    (0.18)         $ (0.48)          $ (0.57)

Shares used in computing loss per ordinary share:
Basic                                                 19,196,884        18,726,130        19,099,243           18,620,413
Diluted                                               19,196,884        18,726,130        19,099,243           18,620,413

=============================================================================

                                  METALINK LTD.

                           CONSOLIDATED BALANCE SHEETS

                                                                              September 30,               December 31,
                                                                                  2004                        2003
                                                                              (Unaudited)
                                                                                    (U.S. dollars in thousands)
ASSETS
Current assets
  Cash and cash equivalents                                                       $ 14,656                    $ 16,225
  Short-term investments                                                            14,913                      12,967
  Trade accounts receivable                                                          3,969                       3,252
  Other receivables                                                                    941                         614
  Prepaid expenses                                                                   1,141                         951
  Inventories                                                                        4,363                       4,434
       Total current assets                                                         39,983                      38,443

Long-term investments                                                               27,049                      35,013

Severance pay fund                                                                   1,726                       1,555

Property and equipment, net                                                          4,638                       5,262

                                                                                  $ 73,396                    $ 80,273

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
  Trade accounts payable                                                          $  2,318                    $  1,651
  Other payables and accrued expenses                                                4,333                       3,944
       Total current liabilities                                                     6,651                       5,595

Accrued severance pay                                                                2,626                       2,377

Shareholders' equity
  Ordinary shares of NIS 0.1 par value (Authorized - 50,000,000 shares, issued and outstanding - 20,149,848 and 19,855,317 shares as of September 30, 2004 and December 31, 2003, respectively)
----------------------------------------------------------------------                 602                         596

  Additional paid-in capital                                                       130,079                     129,005
  Deferred stock compensation                                                          (32)                       (209)
  Accumulated other comprehensive income                                                33                         268
  Accumulated deficit                                                              (56,678)                    (47,474)
                                                                                    74,004                      82,186

  Treasury stock, at cost; 898,500 as of
     September 30, 2004 and December 31, 2003                                       (9,885)                     (9,885)
       Total shareholders' equity                                                   64,119                      72,301

                                                                                  $ 73,396                    $ 80,273

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